[SEAL]    ROSS MILLER
        Secretary of State
        204 North Carson Street, Ste 1
        Carson City, Nevada 84701-4299 (775) 684 5708
        Website: secretaryofstate.biz

Certificate of Designation

ABOVE SPACE IS FOR OFFICE USE ONLY
USE SLACK INK ONLY • DO NOT HIGHLIGHT

Certificate of Designation
For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1.  Name of corporation:

Haystar Services and Technology, Inc.

2.  By resolution of the board of directors pursuant to a provision in the articles of incorporation. this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

1.  Designation and Authorized Shares, The Corporation shall be authorized to issue fifty thousand (50,000) shares of Series A Preferred Stock, par value $.001 per share (the "Series A Preferred Stock").

2.  Voting. Except as otherwise expressly required by law, each holder of Series A Preferred Stock shall be entitled to vote on all matters submitted to shareholders of the Corporation and shall be entitled to Five Thousand Seven Hundred and Eighty Three (5,783) votes for each share of Series A Preferred Stock owned at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited. Except as otherwise required by law, the holders of shares of Series A Preferred Stock shall vote together with the holders of Common Stock on all matters and shall not vote as a separate class.

3.   Liquidation. The holders of Series A Preferred Stock shall not be entitled to receive any preference upon the liquidation, dissolution or winding up of the business of the Corporation, whether voluntary or involuntary, each holder of Series A Preferred Stock Shall share ratably with the holders of the common stock of the Corporation.

4.  Conversion. The holder of Series A Preferred Stock shallhave the following conversion rights (the "Conversion Rights"):

3.Effective date of filing (optional):
4. Officer Signature (Required):	X
/s/

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.